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                              IN THE MATTER OF THE
                 COMPANIES' CREDITORS ARRANGEMENT ACT (CANADA)
                              AND IN THE MATTER OF
                     A PLAN OF COMPROMISE OR ARRANGEMENT OF

   AT&T CANADA INC., AT&T CANADA CORP., AT&T CANADA TELECOM SERVICES COMPANY,
       AT&T CANADA FIBRE COMPANY, METRONET FIBER US INC., METRONET FIBER
                     WASHINGTON INC. AND NETCOM CANADA INC.

                   (HEREINAFTER REFERRED TO AS "AT&T CANADA")

                                     PROXY

                (FOR AFFECTED CREDITORS OTHER THAN NOTEHOLDERS)

                  For Use By Affected Creditors of AT&T Canada

                         MEETING OF AFFECTED CREDITORS

  to be held pursuant to an Order of the Superior Court of Justice of Ontario
       in connection with AT&T Canada's plan of compromise or arrangement under the COMPANIES' CREDITORS ARRANGEMENT ACT (Canada)

                     on February 20, 2003 at 10:00 a.m. at:
                         The Fairmont Royal York Hotel
                            Confederation Room No. 5
                             100 Front Street West
                                Toronto, Ontario

                        and at any adjournment thereof.

BEFORE COMPLETING THIS PROXY, PLEASE READ CAREFULLY THE INSTRUCTIONS FOR
COMPLETION OF PROXY ACCOMPANYING THIS PROXY FOR INFORMATION RESPECTING THE
PROPER COMPLETION AND RETURN OF THIS PROXY. CAPITALIZED TERMS NOT OTHERWISE
DEFINED HEREIN HAVE THE MEANINGS ASCRIBED TO THEM IN THE PLAN OF COMPROMISE OR
ARRANGEMENT FILED BY AT&T CANADA ON JANUARY 22, 2003 (THE "PLAN").

THIS PROXY NEEDS TO BE COMPLETED BY THE AFFECTED CREDITOR AND RETURNED TO THE
MONITOR BY 5:00 P.M. (EASTERN TIME) ON FEBRUARY 19, 2003 IF THE AFFECTED
CREDITOR OR ANY OTHER PERSON ON THE AFFECTED CREDITOR'S BEHALF IS TO ATTEND THE
MEETING OF AFFECTED CREDITORS TO VOTE ON THE PLAN OR IF THE AFFECTED CREDITOR
WISHES TO APPOINT AN OFFICER OF KPMG INC., IN ITS CAPACITY AS MONITOR OF AT&T
CANADA, TO ACT AS THE AFFECTED CREDITOR'S PROXY.
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    THE AFFECTED CREDITOR, hereby revokes all proxies previously given and nominates, constitutes, and appoints ___________________ or, instead of the foregoing, Richard Grudzinski of KPMG Inc., in its capacity as Monitor of
    AT&T Canada, or such person as that officer may designate as nominee of the
    Affected Creditor, with power of substitution, to attend on behalf of and act for the Affected Creditor at the Meeting of Affected Creditors to be
    held in connection with the Plan of AT&T Canada and at any and all adjournments thereof, and to vote the amount of the Affected Creditor's claim for voting purposes as determined pursuant to the Claims Procedure as follows:

    A. (MARK ONE ONLY):

           / / VOTE FOR approval of the Plan; or

           / / VOTE AGAINST approval of the Plan

    -- and --

    B. vote at the nominee's discretion and otherwise act thereat for and on behalf of the Affected Creditor in respect of any amendments or variations to the above matter and to any other matters that may come before the Meeting of Affected Creditors or any adjournment thereof.

DATED at ___________________ this ____ day of ___________________, 2003.

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
AFFECTED CREDITOR SIGNATURE:  Per:
                                    ------------------------------------------------------------
                                    (Print Name of Affected Creditor or Authorized Signing Officer of Affected Creditor)
                              By:
                                    ------------------------------------------------------------
                                    (Signature of Affected Creditor or Authorized Signing Officer of Affected Creditor)

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                      INSTRUCTIONS FOR COMPLETION OF PROXY

1. IF AN OFFICER OF KPMG INC. IS APPOINTED OR IS DEEMED TO BE APPOINTED AS PROXYHOLDER AND THE AFFECTED CREDITOR FAILS TO INDICATE A VOTE FOR OR AGAINST THE APPROVAL OF THE PLAN ON THIS PROXY, THIS PROXY WILL BE VOTED FOR APPROVAL OF THE PLAN.

2. Each Affected Creditor who has a right to vote has the right to appoint a person (who need not be an Affected Creditor) to attend, act and vote for and on his or her behalf and such right may be exercised by inserting in the space provided therefor the name of the person to be appointed. An Affected Creditor wishing to attend and vote in person at the Meeting of Affected Creditors must insert his or her own name in the space provided in order to do so. If no name has been inserted in the space provided, the Affected Creditor will be deemed to have appointed the officer of the Monitor as the Affected Creditor's proxyholder.

3. If this proxy is not dated in the space provided therefor, it shall be deemed to bear the date on which it was received by the Monitor.

4. This proxy must be signed by the Affected Creditor or by his or her attorney duly authorized in writing or, where the Affected Creditor is a corporation, by a duly authorized officer or attorney of the corporation with an indication of the title of such officer or attorney.

5. Valid proxies bearing or deemed to be bearing a later date shall revoke this proxy. In the event that more than one valid proxy for the same Affected Creditor and bearing or deemed to be bearing the same date is received with conflicting instructions, such proxies will be treated as disputed proxies and shall not be counted.

6. THIS PROXY MUST BE RECEIVED BY THE MONITOR IN ITS CAPACITY AS CLAIMS ADMINISTRATOR BY NO LATER THAN 5:00 P.M. (EASTERN TIME) FEBRUARY 19, 2003, BY DELIVERY, COURIER OR FACSIMILE AT THE FOLLOWING ADDRESS:

                            The Claims Administrator
                                   c/o KPMG Inc.
                       Court Appointed Monitor of AT&T Canada
                                Commerce Court West
                             Suite 3300, 199 Bay Street
                              Toronto, Ontario M5L 1B2
                           Attention: Philip J. Reynolds
                             Telephone: (416) 777-3203
                                Fax: (416) 777-3364